Filed by Wintrust Financial Corporation
                                                  (Commission File No.  0-21923)
                                                  pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                               Subject Company: Advantage National Bancorp, Inc.

          ADVANTAGE NATIONAL BANCORP, INC. MAILED THE FOLLOWING LETTER,
                    DATED JULY 2, 2003, TO ITS SHAREHOLDERS:


                  [ADVANTAGE NATIONAL BANCORP, INC. LETTERHEAD]

         July 2, 2003


         Dear Shareholders and Friends,

         Two and a half years ago you placed your faith in us when you became a shareholder in a new banking venture. We were gratified by your response then, and are immensely pleased to report to you now that your investment was both a wise one and a profitable one.

         Advantage National Bank has exceeded our expectations and projections; we have grown to over $100 million in assets and over $75 million in loans while achieving profitability each month over the past year. This positive growth has come despite the low interest rate environment, the terrible tragedy of September 11, the war in Iraq, and the downturn in the general economy.

         Although it was our original intent to grow the business as an independent community bank, your board has recently signed a merger agreement allowing us to join forces with a consortium of local community banks. Under this agreement, Wintrust Financial Corporation (Wintrust), a holding company that currently owns seven community banks with 32 locations throughout the suburbs of Chicago, will acquire Advantage National Bancorp, Inc. and become its parent corporation. By merging with Wintrust, we believe we will be able to grow the bank at a faster pace, expand our lending capacity without the need to sell additional stock, offer new products and services to our customers, and create liquidity for the stock of our investors.

         Wintrust is an 11 year-old organization that established all seven of its existing banks as new charters, just like we did with Advantage National Bank. However, each bank retains its own name, selects its own staff, and makes local decisions based on the needs of that bank's individual community. Employing these business principles, Wintrust has achieved assets in excess of $3.9 billion in this relatively short period of time, while also achieving solid growth in profitability. Through the merger agreement, Advantage National Bancorp, Inc. (parent corporation of Advantage National Bank) will be the first bank to join the Wintrust organization through acquisition.


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         Like the other Wintrust banks, we expect Advantage National Bank will retain its name, personnel, and board of directors. The bank will continue to operate and service its customers without changing management or staff while expanding its community presence. Most importantly, we will remain committed to local decision-making and efficient personal service--the business practices that allow us to best service our clients and communities. Our goal, a goal shared and endorsed by Wintrust, is to remain a strong community bank with service and product capabilities of a much larger organization. We believe this is what our customers both desire and need.

         Now, here is the good news for you, our shareholder. As part of this proposed transaction, we will exchange our existing shares of stock for shares of Wintrust with a value of $26.50 per share. For our shareholders who purchased Advantage National Bank shares at $15.00 each in our (2000) offering, this translates into a net profit of $11.50 per share or a net return of over 75 % on your initial investment. Moreover, if the merger is completed, you will own shares in Wintrust, a publicly traded company listed on the NASDAQ Stock Market under the ticker symbol "WTFC." This means you'll have the ability to sell your stock at any time through a brokerage firm and convert your investment to cash, or you may do as many of us will and hold on to your new shares as an investment vehicle in the dynamic Wintrust organization.

         The completion of this transaction is subject to receipt of various regulatory approvals as well as the endorsement of our shareholders at a special meeting to be held within the next few months. Between now and then, we will provide you with the necessary detailed information regarding the proposed merger and how it affects you. We believe that this move will allow Advantage National Bank to continue operating as a locally controlled community bank, will allow shareholders to realize a substantial return on their investment, and will allow customers access to expanded services through the Wintrust organization.

         We are enclosing with this letter a copy of the press release announcing the proposed merger. If you have any questions about this transaction, please call any of your directors.

         We appreciate your continued support--past, present and future.



         Gary E. Umlauf                              Keith J. Kotche
         Chairman, Advantage National Bank           Chairman, Advantage
                                                     National Bancorp, Inc.

         encl: press release announcing the merger



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ADDITIONAL INFORMATION

Wintrust will be filing a registration statement with the Securities and Exchange Commission in connection with the proposed transaction. The registration statement will include a proxy statement/prospectus that will be sent to the shareholders of Advantage National Bancorp, Inc. seeking their approval of the proposed transaction.

Shareholders of Advantage are advised to read the important information concerning the proposed transaction contained in the proxy statement/prospectus and other documents filed by Wintrust with the Securities and Exchange Commission when they become available. When filed, these documents, can be obtained free of charge from the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. or upon written request to Wintrust Financial Corporation, Attn: Investor Relations, 727 North Bank Lane, Lake Forest, Illinois 60045 or by calling (847) 615-4096, or upon written request to Advantage National Bancorp, Inc., Attn: President, 75 East Turner Avenue, Elk Grove Village, Illinois 60007 or by calling (847) 364-0100.